[Company Letterhead of Chinese Medical Waste Company [中国医疗废物公司公司信头]]

Subject: Appointment as Exclusive Licensee for Medical Waste Recycling Technology in Southeast Asia

The China Medical Waste Sustainable Environmental Management Project is China's national compliance project for fulfilling the Stockholm Convention, focusing on the elimination and phase-out of dioxin-like POPs in the first key industry. The project was jointly developed by the Chinese Ministry of Ecology and Environment and the United Nations Industrial Development Organization and has been approved by the Global Environment Facility (GEF). The Foreign Economic Cooperation Office of the Ministry of Ecology and Environment is responsible for its organization and implementation.

The project aims to promote the widespread adoption of Best Available Techniques (BAT) and Best Environmental Practices (BEP) in the medical waste management and disposal industry in accordance with the requirements of the POPs Convention, continuously reducing or eliminating dioxin-like POPs and other harmful pollutant emissions, and protecting the environment and public health.

Zhejiang Heliang Technology Co., Ltd. (Zhejiang Heliang) is an international environmental technology company integrating environmental engineering investment, construction, and operation. It is a member of the Circular Economy Committee of the China Environmental Protection Industry Association and a provider of comprehensive solutions for the BAT/BEP demonstration project of high-temperature steam treatment facilities under the China Medical Waste Sustainable Environmental Management Project. Zhejiang Heliang undertakes the promotion and replication of the BAT/BEP demonstration sub-project for high-temperature steam treatment facilities for medical waste under this project.

Zhejiang Heliang exclusively authorizes Cuprina Pte Ltd, a Singapore-based company, to be the exclusive partner for the high-temperature steam BAT/BEP demonstration project within Singapore for the duration of its existence. Cuprina Pte Ltd shall commence the implementation of the licensed technology in Singapore as the initial market. Upon Zhejiang Heliang's reasonable determination of successful implementation and commercialization in Singapore, Cuprina Pte Ltd shall have the first right of refusal to expand the use, implementation, and commercialization of the licensed technology into other Southeast Asian markets within the region, including Brunei, Myanmar, Cambodia, Timor-Leste, Indonesia, Laos, Malaysia, the Philippines, Thailand, and Vietnam, subject to mutually agreeable terms.

As our exclusive licensee, Cuprina Pte Ltd is granted the rights to use, implement, and commercialize our medical waste recycling technology within the region. This

CUPRINA PTE LTD
Reg No. 201928315N

includes all necessary licenses and know-how required to establish and operate medical waste recycling facilities.

Zhejiang Heliang will provide Cuprina Pte Ltd with:

- The complete manufacturing process for recycling medical waste, fully documented with detailed technical information.
- Assurance of compliance with Best Available Techniques (BAT) and Best Environmental Practices (BEP) guidelines in the manufacturing process.
- A comprehensive equipment list, including specifications and supplier information, necessary for the establishment and operation of the recycling facilities.

Additionally, Zhejiang Heliang will offer technical support and training to Cuprina Pte Ltd's personnel to ensure the successful implementation and operation of the technology. This includes:

- Initial setup assistance.
- Ongoing support as reasonably requested.
- Availability of qualified personnel to provide technical services within 48 hours of a support request.

As part of this appointment, Cuprina Pte Ltd agrees to the following payment terms for the rights and licenses granted under this Agreement:

- Cuprina Pte Ltd shall pay ongoing royalties of12. 5% of the net sales generated from the use of the licensed medical waste recycling technology, which will be calculated quarterly and paid within 30 days following the end of each calendar quarter.
- All payments under this Agreement shall be made in Singapore Dollar via wire transfer to a bank account specified by Zhejiang Heliang, provided that such account is in a jurisdiction deemed acceptable to Cuprina Pte Ltd and compliant with all applicable laws.

Zhejiang Heliang represents and warrants that:

- The licensed technology complies with all applicable laws, regulations, and industry standards in the region, including environmental, health, and safety standards.
- The manufacturing process and equipment meet BAT/BEP guidelines.
- The licensed technology is free from any liens, encumbrances, or claims of infringement.

CUPRINA PTE LTD Reg No. 201928315N

[Company Letterhead of Chinese Medical Waste Company [中国医疗废物公司公司信头]]

- This appointment is effective from the date of this letter and shall continue for a period of 3 years, with automatic renewals for successive 3-year periods unless either party is unable to fulfill the scope of roles.

Please confirm your acceptance of this appointment by signing and returning a copy of this letter.

Sincerely,

Authorizing Company Name: Zhejiang Heliang Technology Co., Ltd. (Official Stamp)

Name of Authorized Signatory: Su Zhaodian

Title: Overseas Representative, Zhejiang Heliang Technology Co., Ltd.

Date: 29 , 2025 August

Authorized Company Name: Cuprina Pte Ltd (Official Stamp)

Name of Authorized Signatory: David Quek Yong Qi

Title: Chief Executive Officer

Date: 29 , 2025 August

NOTARY PUBLIC
Quek Mong Hua
NP2025/0649
1 Oct 2025 – 30 Sep 2026
SINGAPORE

汰和消除二噁英类 POPs 的国家履约项目，项目 ... 业发

展组织联合开发，并获得全球环境基金(GEF)批准，

织实施。